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WRITER'S DIRECT LINE
904.633.8913
mkirwan@foley.com EMAIL

CLIENT/MATTER NUMBER
100830-0118

May 7, 2018
Via EDGAR

Ms. Jennifer Monick
Assistant Chief Accountant - Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3233
Washington, D.C. 20549

Re:
Regency Centers Corporation
Form 10-K for the fiscal year ended December 31, 2017
Filed on February 27, 2018
File No. 001-12298

Regency Centers L.P.
Form 10-K for the fiscal year ended December 31, 2017
Filed on February 27, 2018
File No. 000-24763

Dear Ms. Monick,
On behalf of Regency Centers Corporation and Regency Centers, L.P. (collectively, "the Company" or "Regency"), we are responding to the comments of the staff of the Division of Corporate Finance of the United States Securities and Exchange Commission set forth in your letter to Lisa Palmer, Regency's President and Chief Financial Officer, dated April 30, 2018.  Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company.
Notes to Consolidated Financial Statements
1.  Summary of Significant Accounting Policies
Goodwill, page 91
1.
We note your qualitative approach for the impairment review of goodwill consists of an assessment of whether the property's fair value is less than its carrying amount. Please clarify for us how you determined it was appropriate to consider the property's fair value, as opposed to the corresponding reporting unit's fair value including goodwill. Please refer to paragraph 3A of ASC 350-20-35.

Response
Regency conducts its impairment reviews in accordance with Intangibles - Goodwill and Other Topic of the FASB ASC 350.  Regency will clarify the description of its impairment review process by using the following language in its future filings.  The underlined words reflect the changes from the prior description.
Goodwill represents the excess of the purchase price consideration for the Equity One merger over the fair value of the assets acquired and liabilities assumed, and reflects expected synergies from combining Regency's and Equity One's operations.  The Company accounts for goodwill in accordance with the Intangibles - Goodwill and Other Topic of the FASB ASC 350, and allocates its goodwill to its reporting units, which have been determined to be at the individual property level.  The Company performs an impairment evaluation of its goodwill at least annually, in November of each year, or more frequently as triggers occur.
The goodwill impairment evaluation may be completed through a qualitative or quantitative approach. Under a qualitative approach, the impairment review for goodwill consists of an assessment of whether it is more-likely-than-not that the reporting unit's fair value is less than its carrying value, including goodwill. If a qualitative approach indicates it is more likely-than-not that the estimated carrying value of a reporting unit (including goodwill) exceeds its fair value, or if the Company chooses to bypass the qualitative approach for any reporting unit, the Company will perform the quantitative approach described below.
AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

May 7, 2018

The quantitative approach consists of estimating the fair value of each reporting unit using discounted projected future cash flows and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, the Company would then recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit.
If you should have any additional questions, please contact me at (904) 633-8913.
Sincerely,

/s/ Michael B. Kirwan

Michael B. Kirwan
MBK:arm

cc:        Lisa Palmer – President and Chief Financial Officer
J. Christian Leavitt – Senior Vice President and Treasurer
William A. Harlow – Partner, KMPG LLP